IE PubCo Inc.

600 Travis Street, Suite 7200

Houston, Texas 77002

(713) 481-7782

September 13, 2021

Division of Corporation Finance

Office of Energy & Transportation

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	IE PubCo Inc.

Registration Statement on Form S-4

Filed July 26, 2021

File No. 333-258157

Ladies and Gentlemen:

Set forth below are the responses of IE PubCo Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 20, 2021, and follow up questions received orally from the Staff on August 23, 2021, with respect to Registration Statement on Form S-4, File No. 333-258157, submitted to the Commission on July 26, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment Not. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 1, unless otherwise specified.

Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 127

1.

You state throughout the proxy statement / prospectus that you “intend” the Mergers to be treated as a “reorganization.” In this section you indicate that although “it is not a condition to Contango’s obligation or New PubCo’s obligation to complete the Transactions that the Mergers, taken together, be treated as a ‘reorganization,’” your ensuing discussion “assumes that the Mergers, taken together, qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.” Please revise the disclosure here to name counsel and to provide as part of its opinion a clear statement as to whether the Mergers will qualify as a reorganization. In that regard, (presumably) counsel’s opinion at page 129 that “a U.S. holder of Contango Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange ... pursuant to the Mergers” is based on the Section 368(a) assumption. However, counsel cannot assume any legal conclusion underlying the opinion. Please see Staff Legal Bulletin 19 at Section III.C.3.

Securities and Exchange Commission

September 13, 2021

RESPONSE: We have revised the Registration Statement to name Gibson, Dunn & Crutcher LLP as tax counsel to Contango and to provide as part of its opinion a clear statement to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. See pages 9, 23, 131-133 and Exhibit 8.1 of Amendment No. 1.

2.

We note that you will file an opinion of counsel as Exhibit 8.1. Make clear throughout your proxy statement / prospectus that your disclosures regarding the material tax consequences are based on your reliance on that opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19. Also, disclose in the Summary and Questions and Answers sections that the receipt of an opinion from counsel as to the expected tax consequences — including that a U.S. holder of Contango Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange — is not a condition to the merger. Clearly disclose the potential material tax consequences that could differ from what the opinion states insofar as there is no condition that counsel provide such an opinion, and disclose your intentions regarding recirculation and resolicitation if the changes are material.

RESPONSE: We have filed an opinion of counsel as Exhibit 8.1 and have revised the Registration Statement to clarify that our disclosures regarding the material tax consequences are based on our reliance on that opinion. We have also revised the Registration Statement to disclose in the Summary and Questions and Answers sections that the receipt of an opinion from counsel as to the expected tax consequences is not a condition to the Mergers. Finally, we have revised the Registration Statement to clearly disclose the potential material tax consequences that could differ from what the opinion states and to disclose our intentions regarding recirculation and resolicitation if the changes are material. See pages 23 and 133 and Exhibit 8.1 of Amendment No. 1

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, page 189

3.

Please revise your pro forma statements of operations to provide separate subtotals showing Independence pro forma as adjusted for the Independence Transactions and showing Contango pro forma as adjusted for the Contango Transactions. Alternatively, you may present separate pro forma statements of operations for Independence and Contango showing the effects of those transactions. Then separately present the Reclassification and Transaction Adjustments related to the Merger, which is subject to shareholder vote, applied to the pro forma as adjusted amounts for Independence and Contango. Information related to the Merger Transaction which is subject to shareholder vote should be disaggregated from the other separate transactions of each entity.

Securities and Exchange Commission

September 13, 2021

RESPONSE: We have revised the Registration Statement to address the Staff’s comment. Please see pages 195-198 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 Supplemental Pro Forma Oil and Natural Gas Reserves Information

Oil and Natural Gas Reserves, page 201

4.

Please expand your disclosure of proved reserves expressed as barrels of oil equivalent to clarify the basis for converting your natural gas volumes to equivalent barrels of oil (e.g. the number of cubic feet of natural gas per barrel of oil equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to clarify the basis for converting natural gas volumes to equivalent barrels of oil. Please see pages 206 of Amendment No. 1.

5.

Please expand the disclosure on page 201 to further explain the reason(s) for the negative adjustments in proved reserves and the resulting negative figures for the standardized measure presented on page 203 attributable to the Independence Transaction Adjustments.

RESPONSE: We have expanded our disclosure to further explain the reasons for the negative adjustments in proved reserves. Please see page 206 of Amendment No. 1.

6.

Please provide us with separate reconciliations for the proved reserves by individual product type and the standardized measure for the year ended December 31, 2020 for the individual sources you identify that comprise the Independence Transaction Adjustments, e.g. the Noncontrolling Carve-out and the Titan Acquisition.

RESPONSE: We have provided separate reconciliations as requested by the Staff in Amendment No. 1. Please see pages 207 and 208 of Amendment No. 1.

7.

Please expand your disclosure to clarify the party responsible for preparing the estimates of proved reserves and the standardized measure for the Noncontrolling Carve-out and the Titan Acquisition as of December 31, 2020, e.g. Independence or a third party engineering firm.

Securities and Exchange Commission

September 13, 2021

If a third party engineering firm prepared these estimates, tell us the rationale for not including the relevant reserves report as an exhibit to the Registration Statement on Form S-4.

RESPONSE: We have revised the Registration Statement to expand our disclosure regarding the parties responsible for preparing such reserve estimates and, in the case of certain of such estimates prepared by third party engineering firms, to refer to the reports of such firms included as exhibits to the Registration Statement. Please see pages 239-240 of Amendment No. 1.

Information About Independence Preparation of Reserve Estimates, page 233

8.

As part of your discussion of the preparation of the reserves estimates, please expand the disclosure to describe the internal controls used in your reserves estimation effort and disclose the qualifications of the technical person within Independence that is primarily responsible for overseeing the preparation of the reserves estimates as of December 31, 2020.

RESPONSE: We have expanded our disclosure to describe the internal controls used in our reserves estimation efforts and to disclose the qualifications of the technical persons within Independence that are primarily responsible for overseeing the preparation of our reserve estimates as of December 31, 2020. Please see pages 239-240 of Amendment No. 1.

Proved Undeveloped Reserves (PUDs), page 234

9.

Please expand your disclosure to provide a narrative explanation of the material changes relating to each of the items you identify in the tabular reconciliation of the changes in the proved undeveloped reserves for the year ended December 31, 2020. To the extent that two or more unrelated factors are combined to arrive at the overall change for an item, your disclosure should separately identify and quantify each individual factor that contributed to the material change so that the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices and/or costs, interests, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Please similarly revise the explanation for the changes in the net quantities of total proved reserves presented on pages F-57 and F-73, for each period that discloses significant changes related to revisions in the previous estimates of reserves, to comply with FASB ASC 932-235-50-5.

Securities and Exchange Commission

September 13, 2021

RESPONSE: We have expanded our disclosure to address the Staff’s comment. Additionally, we have revised the disclosure to provide a narrative explanation of the material changes identified in the tabular reconciliations for periods in which significant changes are disclosed. Please see page 241 and page F-57 of Amendment No. 1.

10.

You disclose 98,579 MBoe in total future proved undeveloped reserves as of December 31, 2020. You also disclose that you converted 4,021 MBoe of undeveloped reserves to developed status during the year. That rate of conversion suggests that you will not be able to develop the undeveloped reserves within five years of initial disclosure of such reserves at December 31, 2020.

Please expand your disclosure to discuss the progress made, including the capital expenditures incurred to convert your proved undeveloped reserves during the year, and any factors that impacted progress in the conversion of your proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-K.

RESPONSE: We have expanded our disclosure to address the Staff’s comment. Please see page 241 of Amendment No. 1.

11.

Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs) and tell us if all of the proved undeveloped locations as of December 31, 2020 are part of a development plan adopted by management including approval by the Board, if such approval is required.

To the extent that there are material amounts of proved undeveloped reserves that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item 1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), respectively.

RESPONSE: We have expanded our disclosure to address the Staff’s comment. Please see page 241 of Amendment No. 1.

Drilling and Other Exploratory and Development Activities, page 238

12.	Please refer to the disclosure requirements in Item 1205(a) of Regulation S-K and explain to us your rationale for limiting your disclosure to the wells drilled for the year ended December 31, 2020.

RESPONSE: We have revised the Registration Statement to include wells drilled for the years ended December 31, 2019 and 2018. Please see page 245 of Amendment No. 1.

Securities and Exchange Commission

September 13, 2021

13.

Please expand your disclosure to address your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance as of December 31, 2020. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

RESPONSE: We have expanded our disclosure to address our activities of material importance as of December 31, 2020. Please see page 245 of Amendment No. 1.

Financial Statements, page F-1

14.

Please update the unaudited interim historical financial statements of Independence and Contango and also update the pro forma financial information included in the filing. Refer to Rule 3-12 and Article 11 of Regulation of Regulation S-X.

RESPONSE: We have updated the unaudited interim financial statements and pro forma financial information in Amendment No. 1. Please see the updated unaudited interim financial statements beginning on page F-5 and pro forma financial information beginning on page 191.

Independence Energy LLC

Notes to Combined and Consolidated Financial Statements

Note 15 Supplemental Oil and Natural Gas Disclosures (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-59

15.

Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved properties. Refer to FASB ASC 932-235-50-36.

If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2020, 2019 and 2018, respectively, please explain to us your rationale for excluding these costs from your calculation of the standardized measure.

RESPONSE: We have expanded the discussion accompanying the presentation of the standardized measure to address the Staff’s comment. Please see page F-59 of Amendment No. 1.

Liberty Energy, LLC

Supplemental Oil and Gas Information (Unaudited)

Estimated Quantities of Proved Oil and Natural Gas Reserves-Unaudited, page F-73

16.	Please expand your discussion to clarify the party responsible for preparing the estimates of proved reserves presented on page F-73.

Securities and Exchange Commission

September 13, 2021

RESPONSE: We have expanded the discussion to clarify that the estimates of proved reserves included in the Supplemental Oil and Gas Information of Liberty Energy, LLC are based on a reserve report prepared by Netherland, Sewell & Associates, Inc. We have accordingly included the report of Netherland, Sewell & Associates, Inc as an exhibit to the Registration Statement. Please see page F-73 and Exhibit 99.14 of Amendment No. 1.

Opinion of Jefferies, page G-1

17.

Because the Contango board relied on the Jefferies opinion and in light of disclosure at page 113 that “Jefferies did not take into account any tax consequences of the Transactions to any holder of Contango Common Stock” but that “Jefferies was advised that no material income taxes would be due as a result of the Contango Merger,” clarify in your discussion of the Contango board’s recommendation at page 101 the extent to which any uncertainty regarding the tax consequences could result in the board asking for Jefferies to provide an updated opinion to reflect the uncertainty or material changes. Also revise to discuss why the board did not find it necessary to ask Jefferies to “take into account” tax consequences as part of rendering its opinion.

RESPONSE: We acknowledge the Staff’s comment. The Contango board, based on advice of tax counsel, did not believe there was uncertainty regarding the tax consequences of the Mergers to any Contango stockholders. In light of this, the Contango board did not find it necessary to ask Jefferies to take into account tax consequences in rendering its opinion. In reliance on a legal opinion provided by Gibson, Dunn & Crutcher LLP, tax counsel to Contango, we believe the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and we intend to report the Mergers consistent with such qualification. No material income taxes will be due as a result of the Contango Merger. We have revised the disclosure accordingly on page 117 and submitted the opinion of tax counsel as Exhibit 8.1 to Amendment No. 1.

Exhibit Index

Exhibit Number 99.4, 99.5, 99.11, page II-6

18.

The reserves report, filed as Exhibit 99.4, indicates RPM Energy has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent. Please tell us the net quantities of proved reserves attributed to such locations.

This comment also applies to the reserves reports, filed as Exhibit 99.6, 99.7, and 99.8, to the extent that the negative future net revenues as noted are not the result of abandonment costs.

Securities and Exchange Commission

September 13, 2021

RESPONSE: With respect to the reserves report filed as Exhibit 99.4, we advise the Staff that net quantities of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent are approximately as follows:

As of December 31, 2020
Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Total (MBoe)
5,624	23,225	3,033	12,528

With respect to the reserves reports filed as Exhibits 99.6 and 99.8, we advise the Staff that in each case we have revised such reports to remove volumes associated with negative undiscounted cash flows. With respect to the reserves report filed as Exhibit 99.7, we advise the Staff that such report includes no volumes associated with negative undiscounted cash flows.

19.

The reserves reports, filed as Exhibit 99.4 and 99.11, each indicate that the per-well overhead expenses allowed under joint operating agreements along with the amounts to be incurred at or below the district and field levels have not been included as part of the estimates. In particular, Exhibit 99.4 states that such expenses have not been included in the confirmation of economic producibility or in the determination of economic limits for the properties. Please explain to us in reasonable detail the rationale for omitting such costs. Refer to Rule 4-10(a)(22) and (a)(10), respectively, in formulating your response.

RESPONSE: With respect to the reserve report filed as Exhibit 99.4, we advise the Staff that such overhead expenses have been included as part of the estimates of future cash flows attributable to our proved reserves. Specifically, page 2 of Exhibit 99.4 states that “operating costs used by RPM are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.” However, page 2 of Exhibit 99.4 also notes that “overhead expenses have not been included in the confirmation of economic producibility or in the determination of economic limits for the properties.”

With respect to the confirmation of economic producibility and determination of economic limits for the properties, we advise the Staff that the references noted above to costs allowed under our joint operating agreements refer to two separate classifications of such costs: (i) directly billable costs for technical services for wells, which are treated as operating costs and are included in the confirmation of economic producibility and determination of economic limits for the properties, and (ii) fixed rate overhead charges (“Fixed Rate Overhead Charges”) paid to the operator for corporate administration (e.g., the cost of production accounting software), which are not included in the confirmation of economic producibility and determination of economic limits for the properties because they are not a direct operating costs to any particular well.

Securities and Exchange Commission

September 13, 2021

With respect to Fixed Rate Overhead Charges, we note that these costs are incurred by our operators at a corporate level. While there is diversity in practice amongst our peers, we believe that such costs are frequently excluded in a financial analysis of the economic producibility of an individual well by our operators because they are fixed in nature and because they generally support entity-level administrative functions that are distinct from the actual production of hydrocarbons. In this regard, we note that Rule 4-10(a)(10) of Regulation S-X defines the term “economically producible” to mean “a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation.” With respect to an “operation” comprised of producing oil and natural gas from a specific well location, we believe that the appropriate “costs of [such] operation” are the costs attributable to such well and the labor and operations directly related to the drilling and production of hydrocarbons from such well. Fixed Rate Overhead Charges, by contrast, relate to entity-level administration rather than oil and natural gas exploration and production operations and are paid regardless of whether any specific well is ultimately drilled.

With respect to the reserves report filed as Exhibit 99.11, we advise the Staff that such reserve report has been revised to address the Staff’s comment and has been refiled as Exhibit 99.11 to Amendment No. 1.

20.

The reserves report, filed as Exhibit 99.11, states that the future net revenues presented in the report include contractual fees paid to Bridge Energy by the NPI owner for operating the properties. Please explain to us in reasonable detail the rationale for including fees paid by a third party for operating their properties as part of the determination of the future net revenues attributed to Bridge Energy’s interests. Refer to FASB ASC 932-235- 50-4.

RESPONSE: We advise the Staff that the reserves report, filed as Exhibit 99.11, includes an adjustment to our net revenue interest that results from a net profits interest (“NPI”) arrangement for our operation of such wells on behalf of a certain working interest owner. We do not receive a payment directly from such working interest owner as consideration for the NPI arrangement as contemplated by FASB ASC 932-235-50-4’s reference to “reserves relating to interests of others,” but rather we pay a reduced amount of revenues to such working interest owner. Accordingly, the NPI arrangement has the effect of increasing our net revenue interest in the property and decreasing that of the working interest owner, such that the associated reserves are effectively attributable to our net contractual interest in the associated properties rather than being attributable to the third party. Due to the nature of this specific NPI arrangement we believe it is appropriate to include the effect of such arrangement in our determination of net quantities and future net revenues attributed to Bridge Energy’s interests.

Securities and Exchange Commission

September 13, 2021

21.

The reserves report, filed as Exhibit 99.11, states that the estimates in the report have been prepared in accordance with the definitions and guidelines set forth in the 2018 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Please obtain and file a revised reserves report that removes reference to the definitions and guidelines set forth in the 2018 Petroleum Resources Management System. Additionally, if the estimates of reserves and future net revenues presented in Exhibit 99.11 do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, including the requirements for prices and costs set forth in Rule 4- 10(a)(22)(v), obtain and file a revised reserves report that complies with these requirements.

This comment also applies to the reserves reports, filed as Exhibits 99.6, 99.7 and 99.8. Refer to the disclosure under section “Reserves Classification” on page 2 of each report, respectively.

RESPONSE: We have obtained and filed revised reserve reports addressing the Staff’s comment. Please see Exhibits 99.6, 99.7, 99.8 and 99.11 to Amendment No. 1. We advise the Staff that in each case the reserves and future net revenues presented in such revised reserve reports fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, including the requirements for prices and costs set forth in Rule 4-10(a)(22)(v).

22.

The reserve reports, filed as Exhibits 99.4, 99.5, and 99.11, do not include certain disclosures required by Item 1202(a)(8)(i) through (a)(8)(x) of Regulation S-K. Please obtain and file revised reports that in each case includes the required disclosures in order to satisfy your filing obligations.

This comment also applies to the reserves reports, filed as Exhibits 99.6, 99.7, 99.8, 99.9 and 99.10, respectively.

RESPONSE: We have obtained and filed revised reserve reports addressing the Staff’s comment. Please see Exhibits 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11 to Amendment No. 1.

Exhibit Number 99.6, 99.7, 99.8, page II-6

23.

The reserve reports, filed as Exhibits 99.6, 99.7 and 99.8, each indicates that the reserves reports as filed rely on the results of another prior report, not included with the exhibit. Please obtain and file revised reports to include the referenced prior reports as supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information with your filed reports.

This comment also applies to certain attachments that are not included with the reserve reports, filed as Exhibits 99.6, 99.7, 99.8 99.9, and 99.10, respectively. Refer to the disclosure under the section General Information in Exhibits 99.6, 99.7 and 99.7 that reference additional supplemental information, e.g. summary tables of economic analysis of predicted future performance and other tables that identify the properties appraised with summary reserves and economic factors applicable to each. Refer to the disclosure under the section Presentation in Exhibits 99.9 and 99.10 that reference Tables I and II not included with the reports.

Securities and Exchange Commission

September 13, 2021

RESPONSE: We have obtained and filed revised reserve reports addressing the Staff’s comment. Please see Exhibits 99.6, 99.7, 99.8, 99.9 and 99.10 to Amendment No. 1.

24.	Please obtain and file revised reserve reports, Exhibits 99.6, 99.7, and 99.8, to address disclosure regarding the following:

•

The report should state that the audited estimates are within a specified audit tolerance threshold and reference the standards for establishing such thresholds. Refer to the disclosure requirements under Item 1202(a)(8)(ix) and Item 1202(a)(9) of Regulation S-K, respectively, and;

•

The report should include the qualifications of the technical person within the engineering firm that is primarily responsible for overseeing the reserves audit. Refer to Item 1202(a)(7) of Regulation S-K.

RESPONSE: We have obtained and filed revised reserve reports addressing the Staff’s comment. Please see Exhibits 99.6, 99.7 and 99.8 to Amendment No. 1.

25.

The disclosure under the section Operating Expenses & Capital Costs states that for the purpose of this report, salvage value for each project was assumed to be equal to the abandonment costs. Please tell us if this assumption is supported by, and consistent with, Fleur De Lis Energy’s cost data.

Also explain to us the reason for the apparent inconsistency regarding the assumption that there are no net abandonment costs with the statement under the section Disclaimers that indicates the report contains cases with negative FNI, largely due to abandon costs.

RESPONSE: We advise the Staff that we have obtained and filed revised reserve reports that remove the disclosure noted in the Staff’s comment. Please see Exhibits 99.6, 99.7 and 99.8 to Amendment No. 1. In addition, we advise the Staff that abandonment costs were already included in the previously filed Exhibits 99.6 and 99.7, so no associated revisions to cash flows were made in the updated Exhibits 99.6 and 99.7. However, the updated Exhibit 99.8 has been revised to include the impact of abandonment costs. The impact of such change is less than 1% of development costs.

26.

The disclosure under the section Disclaimers includes the statement that without the express written consent of Haas Engineering, only Fleur De Lis is entitled to rely on this report and any information, conclusions, and/or opinions contained herein. Since the referenced report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of Regulation S-K, please obtain and file revised reserves reports, Exhibits 99.6, 99.7, and 99.8, to remove language that limits the distribution of the reports to an exclusive audience.

Securities and Exchange Commission

September 13, 2021

RESPONSE: We have obtained and filed revised reserve reports addressing the Staff’s comment. Please see Exhibits 99.6, 99.7 and 99.8 to Amendment No. 1.

Exhibit Number 99.9, 99.10, page II-6

27.

The disclosure under the section Reserves and Drilling Locations states that up to eight PUD locations were assigned around a single horizontal producer assuming Venado Oil and Gas owned the acreage in all surrounding offset units. Refer to Rule 4-10(a)(26) of Regulation S-X and remove any PUD locations assigned to acreage in which Venado does not own interests as of the effective date of the reserves report or tell us why a revision is not needed.

RESPONSE: We advise the Staff that all PUD locations in Exhibits 99.9 and 99.10 are assigned to acreage in which Venado owned interests as of the effective date of the reserves report. We advise the Staff that the reference to “assuming Venado Oil and Gas owned the acreage” referred only to the method of addressing spacing and other assumptions, rather than an allocation of any PUD locations to acreage not actually owned by Venado.

Oral Comments

28.

Please note whether there will be a Tax Receivable Agreement and if so, please file as an exhibit to the Registration Statement and include corresponding disclosure in the proxy statement. If not, please state so clearly in your response.

RESPONSE: We advise the Staff that there will not be a Tax Receivable Agreement following the Transactions.

29.	We note that the legality opinion, filed as Exhibit 5.1, contains a limitation on reliance. Therefore, please file a revised opinion that removes the limitation on reliance.

RESPONSE: We have removed the limitation on reliance and filed a revised legality opinion as Exhibit 5.1. Please see Exhibit 5.1 of Amendment No. 1.

*             *             *            *            *

Securities and Exchange Commission

September 13, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

IE PubCo Inc.

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

cc:	Douglas E. McWilliams, Vinson & Elkins LLP

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP

Wilkie S. Coyler, Contango Oil & Gas Company